EXHIBIT 4

Courtlandt G. Miller

Dear Mr. Smith,

I was disappointed that instead of returning my phone call two weeks ago, you requested, through your counsel, that I communicate only with her. As Chairman of the Board, I had hoped that, lawyers aside, we could have an open and honest discussion of the direction of Provectus and what your current plans were compared to ours. The past is the past, but if the future is even remotely like the past, there will be only frustration.

As a cancer survivor, you bear a special burden in bringing Provectus’ miraculous IP to the market to save so many thousands of lives. Currently, the future of the company is in the Board’s and your hands. The record (measured in years) to date has been extremely disappointing, but you know that.

We have at least $6.2 million of equity (first tranche of a total of $20mm) available to the Company if it does not obtain financing elsewhere. More importantly, we have a highly qualified, senior pharma executive who knows and believes in the IP and is prepared to take, with his team, complete charge of the company to see that Provectus can finally deliver on its multiple promises.

Your counsel has communicated that your Board is considering a financing proposal which supposedly makes the terms proposed by the investors for whom I speak “far inferior.” If, in fact, that financing is really available, God speed and get it done.

However, if it does not come with a senior experienced oncology executive and surrounding team who understand how to bring oncology IP to market, your Board is wasting even more time and money at patients’ and the investors’ pain and expense. Kicking the can down the road is never a good idea.

Our CEO candidate would like the opportunity to speak with you and other of your board members at the earliest convenience to share with you his strategy, goals and plan for the company going forward. It is sound in all respects and allows PVCT to leave, once and for all, the wilderness.

As this individual is currently employed at a multi-national pharma, his identity cannot be shared with you unless your board agrees to sign NDA’s. As meeting him would seem to be virtually required to let you fulfill your responsibilities to Provectus, its stockholders and the potential beneficiaries of the drugs it has developed, I have attached a simple NDA and look forward to its return to me signed by your Board members.

While the investors for whom I speak have communicated that we have no interest in investing on the terms of the other proposal that have been described to us, if that proposed financing turns out not to be available, we continue to offer financing on the terms we have previously conveyed. More importantly, we offer a highly qualified management team willing to immediately come aboard and lead Provectus, past history and all.

Sincerely,

/s/ Courtlandt G. Miller